August 28, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Orlic and David Manion

Re:	Portman Ridge Finance Corporation

Form N-14, File No. 333-239920

Dear Messrs. Orlic and Manion:

On behalf of Portman Ridge Finance Corporation (“PTMN”), we are providing the following responses to comments received by telephone from the staff of the Securities and Exchange Commission (the “Commission”) on August 18, 2020 relating to PTMN’s Registration Statement on Form N-14 filed with the Commission on July 17, 2020 (the “Registration Statement”). Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

General

1.	Please confirm that the joint proxy statement/prospectus will be sent to stockholders at least 20 business days prior to the date of the Special Meetings.

PTMN confirms that the joint proxy statement/prospectus will be sent to stockholders at least 20 business days prior to the date of the Special Meetings.

2.	With respect to the online-only meeting, please disclose clear directions as to the logistical details of the online meeting, including how stockholders can remotely access, participate and vote.

PTMN has revised the applicable disclosure in the amended Registration Statement to incorporate the Staff’s comment.

3.

The means of delivery for the Notice of Internet Availability of Proxy Materials is specifically unavailable for mergers per Rule 14a-16(m) under the Exchange Act. Please ensure appropriate delivery of the joint proxy statement/prospectus.

PTMN has revised the applicable disclosure in the amended Registration Statement in accordance with the Staff’s comment and confirms that the joint proxy statement/prospectus will be appropriately delivered to stockholders.

4.

Please include disclosure discussing the early adoption of new disclosure rules under SEC release No. 33-10786, the Amendments to Financial Disclosures about Acquired and Disposed Businesses and the impact on the Registration Statement, such as no inclusion of pro forma financial statements.

PTMN has included the requested disclosure in the amended Registration Statement in accordance with the Staff’s comment.

5.	The Staff notes that auditor consents will be necessary for both PTMN and GARS.

PTMN confirms that the necessary auditor consents for both PTMN and GARS have been filed as exhibits to the amended Registration Statement.

6.	The Staff notes that auditor reports on the senior securities tables for both PTMN and GARS will be necessary.

PTMN confirms that the auditor reports on the senior securities tables for both PTMN and GARS have been filed as exhibits to the amended Registration Statement.

7.	As the Registration Statement does not include pro forma financial statements, the Staff notes the following items:

(i) Please hyperlink each reference regarding incorporation by reference to 10-K, 10-Q and 8-K filings.

PTMN has hyperlinked each such reference in the amended Registration Statement.

(ii) Please include a narrative discussion of any differences in accounting policies between PTMN and GARS. If there are no material differences in accounting policies, please include an affirmative statement stating no material differences.

PTMN has determined that there are no material differences in accounting policies and has included an affirmative statement stating such in the amended Registration Statement.

(iii) Please include disclosure regarding securities that are being sold off by GARS to pay down its debt.

PTMN respectfully submits that GARS is presently restricted from voluntarily prepaying its debt as the notes issued under its CLO cannot be prepaid until November 20, 2020. As such, as of the date of this letter, GARS has not identified any specific investments to be sold in advance of the closing of the Mergers, which is expected to occur prior to November 20, 2020. GARS currently intends to retain any amounts of cash that GARS may have from repayments and prepayments by portfolio companies until the notes issued under the CLO can be prepaid in late November 2020.

Although no specific investments have been identified to be disposed, PTMN will generally preserve cash received from voluntary paydowns of investments until closing, and will analyze the pro forma combined portfolio to identify the most likely candidates for disposal, with an eye towards identifying the more liquid candidates, their relative value, and the desired composition of the portfolio post disposal (e.g., risk concentrations, etc.). PTMN has disclosed that it has yet to determine which assets will be sold.

PTMN supplementally notes that, as the result of a breach of a coverage test under the CLO and in accordance with the requirements of the indenture governing the CLO, on August 20, 2020, GARS paid down $15.0 million in principal amount of senior notes issued under the CLO to cause such coverage test to be satisfied on a pro forma basis after giving effect to such payment. The cash used to pay down the senior notes was cash on hand due to the repayment of certain investments at the discretion of the applicable portfolio company in accordance with the terms of the underlying credit agreement.

(iv) Please include a discussion related to differences in expenses.

PTMN has included the requested disclosure in the amended Registration Statement in accordance with the Staff’s comment.

(v) Based on the timing of filing, please update applicable information to June 30, 2020 10-Q information (e.g., fee table and capitalization table).

PTMN has updated the Registration Statement for June 30, 2020 information, as applicable, in accordance with the Staff’s comment.

Shareholder Letters

8.	The Staff notes that Mergers consist of two separate mergers. Please supplementally explain the reason for the Merger.

The Mergers, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a) of the Code. Structuring the transaction as two mergers back to back rather than one merger is a common structuring mechanism which is intended to mitigate adverse corporate tax consequences that could arise if the Mergers, despite all expectations to the contrary, did not qualify as a reorganization.

Questions and Answers About the Special Meetings and the Mergers (p.1)

9.

For the “Questions and Answers about the Special Meetings—Q: What will happen if the Merger Stock Issuance Proposal being considered at the PTMN Special Meeting and/or the Merger Proposal being considered at the GARS Special Meeting is not approved by the required vote?” on page 5, please cross-reference the disclosure regarding the maximum reimbursement payment of $550,000 to the section in the prospectus that discusses it further in detail.

PTMN has included the requested cross-reference in the amended Registration Statement in accordance with the Staff’s comment.

10.

Based on the disclosure in the “Questions and Answers about the Mergers— Q: How does PTMN’s investment objective and strategy differ from GARS’? on page 8, please also briefly compare the risks of PTMN and GARS.

PTMN has included the requested disclosure in the amended Registration Statement in accordance with the Staff’s comment.

Summary of the Mergers (p.11)

11.

For “The Parties to the Mergers—Sierra Crest Investment Management LLC” section on page 13, please disclose the ultimate control persons of Sierra Crest as required by Item 12 of Form N-14, which cross references Item 20 of Form N-2.

PTMN has included the requested disclosure in the amended Registration Statement in accordance with the Staff’s comment.

12.	Please update the second paragraph of the “Structure of the Mergers” section on page 14 using information as of June 30, 2020.

PTMN has updated the Registration Statement to include the requested disclosure in accordance with the Staff’s comment.

13.

For the “Additional Cash Consideration” section on page 14, please supplementally confirm if the Additional Cash Consideration paid by Sierra Crest is necessary to eliminate day-one gain/loss or an additional incentive for GARS Stockholders to approve the Merger Proposal.

The Additional Cash Consideration paid by Sierra Crest is intended to be an additional incentive for GARS Stockholders to approve the Merger Proposal, but from an accounting perspective will have an effect on the day-one gain as described below.

The Merger will be accounted for as an asset acquisition of GARS by PTMN in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations — Related Issues. In applying the asset acquisition method of accounting, PTMN will use a cost approach to allocate the cost of the assets purchased against the assets being acquired. The cost of the acquisition is determined to be the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly evident. PTMN has determined that the price of its common stock is most evident of fair value. The fair value of the Merger Consideration paid by PTMN is allocated to assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition other than certain “non-qualifying” assets (for example cash) and will not give rise to goodwill.

Pursuant to the application of ASC 805-50, Business Combinations — Related Issues, since the cost of the net assets acquired is expected to be less than their fair value, there is a day-one unrealized gain as a result of the Merger. Sierra Crest’s contribution of $5 million will be recognized as a deemed capital contribution to PTMN for financial accounting purposes and will become a part of the accounting cost of the assets acquired. Therefore, the Additional Cash Consideration is expected to decrease the day-one gain. However, the Additional Cash Consideration is not expected to fully eliminate the day-one gain.

Comparative Fees and Expenses (p.28)

14.

The fee table under the “Comparative Fees and Expenses Relating to the Mergers” section on page 28 discloses the “Interest payments on borrowed funds” amount for GARS as 10.0%. Based on a review of the March 31, 2020 financial statements, the Staff notes that this should be 11.4%. Please supplementally explain the calculation that led to the 10.0% disclosure.

As disclosed in footnote 6, the GARS calculation as of March 31, 2020 was based on borrowing costs under GARS’ CLO for the three months ended March 31, 2020; certain interest expense related to GARS’ SBA debentures was excluded as non-recurring (as the debentures were repaid and are not eligible for re-borrowing). As requested, in response to comment 7, the relevant disclosures have been updated in the amended Registration Statement to reference June 30, 2020 financial statements.

15.

The Staff notes that PTMN recorded waiver of approximately 30 basis points of incentive fee at March 31, 2020. Please discuss the impact of incentive fee waiver in the footnote of the fee table related to the “Incentive fees” line item.

PTMN has disclosed in a footnote the impact of the fee waiver during the six months ended June 30, 2020, which was approximately $557,000.

16.	Please supplementally discuss the inputs used for incentive fees as disclosed in the “Incentive fees” line item for the Pro Forma section of the fee table.

The “Incentive fees” line item for the Pro Forma section of the fee table includes an estimate of the incentive fees expected to be earned by Sierra Crest post-merger, including increased investment income, as adjusted for asset sales, debt paydowns and purchase accounting adjustments, as well as lower combined interest and operating expenses.

17.

Please include in a footnote a discussion of the decrease in other expenses as disclosed in the “Other expenses” line item in the Pro Forma section of the fee table, such as a reduction in specific components of the incentive fee (e.g., duplication of certain fees).

PTMN has included in a footnote the requested disclosure in accordance with the Staff’s comment.

18.	Please disclose the date of the fee table information in the introductory paragraph of the fee table under the “Comparative Fees and Expenses Relating to the Mergers” section on page 28.

PTMN has included the requested disclosure in the amended Registration Statement in accordance with the Staff’s comment.

19.	Please advise the Staff whether Garrison Capital Advisers will receive an incentive fee or other compensation from GARS or PTMN as a result of the Mergers.

Garrison Capital Advisers will not receive an incentive fee or other compensation from GARS or PTMN as a result of the Mergers.

20.

For footnote 5 of the fee table under the “Comparative Fees and Expenses Relating to the Mergers” section on page 29, please confirm if PTMN’s calculation of incentive fees will change post-merger. If so, please include a discussion regarding the calculation methodology.

PTMN confirms that its calculation of incentive fees will not change post-merger.

21.	Please bold the headers of the expense example under the “Example” section on page 30.

PTMN has bolded the requested disclosure in the amended Registration Statement in accordance with the Staff’s comment.

22.

Please confirm that the GARS expense disclosure for 5 years assuming no return from net realized capital gains or net unrealized capital appreciation in the expense example under the “Example” section on page 30 is accurate. The Staff’s calculation reflects $684.

As requested, in response to comment 7, the relevant disclosures have been updated in the amended Registration Statement to reference June 30, 2020 financial statements.

23.

Please recalculate and update the GARS expense disclosure assuming return entirely from realized capital gains and thus subject to the capital gain incentive fee in the expense example under the “Example” section on page 30. It does not appear that the expenses reflect the capital gain incentive fee.

Under the GARS Investment Advisory Agreement, the capital gains incentive fee is calculated on the basis of aggregate realized gains since April 1, 2013 net of GARS’ aggregate cumulative realized capital losses and aggregate cumulative unrealized capital depreciation since such date. Given the realized losses incurred by GARS since April 1, 2013, no amounts would be payable as a capital gains incentive fee even assuming a 5% return entirely from realized capital gains over the time periods provided.

Capitalization (p.40)

24.	Please update the table as of June 30, 2020 or as of September 30, 2020, based on the timing of the Registration Statement being declared effective.

PTMN has updated the capitalization table in the amended Registration Statement for June 30, 2020 figures.

25.	For the Pro Forma adjustments of the “Cash, cash equivalents and restricted cash” line item of the table, please include a footnote discussion of the changes to such line item.

PTMN has included the requested disclosure in the amended Registration Statement in accordance with the Staff’s comment.

26.	It seems there is a rounding error in the pro forma Total Capitalization line item. Please revise the pro forma Total Capitalization line item of the table to $493,116.

PTMN has updated the capitalization table in the amended Registration Statement for June 30, 2020 information. PTMN has ensured that the appropriate figures are included in each line item.

27.	Please disclose in a footnote the difference in NAV per common share between the Actual disclosure for PTMN ($2.69) and Pro Forma adjustments disclosure for PTMN ($2.67).

PTMN has included a footnote disclosing the difference in NAV per common share in accordance with the Staff’s comment.

28.	The Staff notes that footnote 1 of the table on page 40 should be updated to reflect the items that GARS anticipates selling off to pay down its debt.

PTMN respectfully submits that, as set forth in response to comment 7(iii) above, GARS is limited in its ability to voluntarily pay down its debt prior to closing of the Mergers and has not identified any investments to be sold in order to pay down debt.

The Mergers (p.41)

29.

The Staff notes that the fourth sentence of the May 12, 2020 disclosure in the “Background of the Mergers” section on page 48 includes disclosure regarding Parties A and D. Please confirm whether references to Party A should be revised to Party D.

PTMN has updated the disclosure in the amended Registration Statement in accordance with the Staff’s comment.

30.

The Staff notes that the “Background of the Mergers” section does not appear to discuss why the Mergers were not proceeded with Party A. Please include additional disclosure or supplementally refer to the existing relevant disclosure.

PTMN has updated the disclosure in the amended Registration Statement in accordance with the Staff’s comment.

31.	For the last sentence on page 49 of the “Background of the Mergers” section, please consider disclosing the result of the liquidation analysis.

PTMN has updated the disclosure in the amended Registration Statement in accordance with the Staff’s comment.

32.

Please clarify the discrepancy between the disclosure in the first bullet point regarding the 105% of GARS’ NAV per share and third bullet point regarding the 62% of GARS’ NAV per share in the “Reasons for the Mergers—GARS—Financial Terms of the Merger Agreement with PTMN” section on page 56. The Staff suggests updating March 31, 2020 information to June 30, 2020 information.

PTMN respectfully submits that each of the 105% and 62% is correct: the first metric is based on the approximate merger consideration valued based on PTMN’s NAV, plus the Additional Cash Consideration, as a percentage of GARS’ NAV. The second metric is based on the market price of the PTMN Common Stock expected to be received by GARS Stockholders in the Mergers (valued as of the day prior to signing of the Merger Agreement), plus the Additional Cash Consideration, as a percentage of GARS’ NAV.

PTMN respectfully submits that updating the March 31, 2020 information to June 30, 2020 information would be inappropriate as the GARS Board and the GARS Special Committee did not have access to such information at the time the Merger Agreement was signed. Accordingly, PTMN believes the current disclosure is adequate.

Description of the Merger Agreement (p.72)

33.

For the “Appraisal Rights” section on page 74, please state that the exercise of rights is subject to the forward pricing requirements of Rule 22c-1 and that the Rule supersedes contrary provisions of state law.

Rule 22c-1 under the 1940 Act applies to investment companies issuing redeemable securities and, therefore, does not apply to GARS, a closed-end BDC. Accordingly, PTMN respectfully declines to make the requested change.

34.

Please revise the second sentence of the second full paragraph (starting “[T]he Merger Agreement is described in, and attached…”) under the “Representations and Warranties” section on page 76 to eliminate the suggestion that Merger Agreement is not factual disclosure under federal securities laws.

PTMN has revised disclosure in accordance with the Staff’s comment.

35.	For the “Additional Covenants–CLO Matters” section on page 89, please add disclosure clarifying the significance of this section as it is unclear to a reader.

PTMN has included disclosure in accordance with the Staff’s comment.

Accounting Treatment of the Mergers (p.95)

36.	Please supplementally explain whether PTMN’s or GARS’ valuation methodology will be used to value the remaining investments held by GARS.

PTMN intends to utilize its typical valuation process, but notes that its process is materially similar to the process of GARS with respect to GARS’ portfolio assets that PTMN will acquire in the Merger, including the use of the third-party valuation firms that have historically assisted GARS in its valuation efforts with respect to such investments. PTMN will apply its judgment in purchase accounting and subsequent calculations of fair value in accordance with Section 2(a)(41) of the 1940 Act and no assurance can be given that the results of such process will be identical to GARS’.

37.

Please confirm if the allocation of fair value will create a day-one gain or loss. If the allocation creates a day-one gain, please provide representations that PTMN will not factor in such day-one gain into any future incentive fee calculations. If there is a day-one gain, please be sure to break-out separately in PTMN’s Statement of Operations in future financial statements.

As discussed above in response to Comment 13, the Mergers are expected to create a day-one gain, which will be decreased, but not fully eliminated, by the Additional Cash Consideration contribution by Sierra Crest. Such day-one gain will factor into future incentive fee calculations in accordance with the PTMN Investment Advisory Agreement. PTMN intends to adjust the cost basis for the acquired assets as a result of the transaction. This purchase discount adjustment is not expected to result in any immediate impact on the capital gains incentive fees that are contractually payable by PTMN, since it will be reflected as an unrealized gain at closing. At closing, PTMN would accrue a liability for incentive fees which may be earned related to the unrealized gain. Within the Statement of Operations, the amount of day-one gain will be included in the caption Total net change in unrealized appreciation on investments and the amount of day-one gain that is included will be separately disclosed in the footnotes. PTMN will begin to accrete such purchase discount into income following the closing of the transaction over the remaining lives of the acquired investments. Currently, PTMN does not expect to acquire any equity positions that would require adjustment as such positions are not amortizing. To the extent PTMN holds these investments to maturity, the purchase discount would accrete as investment income over time, and would factor into whether PTMN reaches the applicable income hurdle that would trigger an incentive fee on income. This would be the same for any other investment that PTMN may acquire at a discount. Any future capital gains incentive fee payments by PTMN will be based on the amortized acquisition costs based on the merger transaction. To the extent PTMN sells one or more of the acquired assets prior to maturity, it is possible that PTMN could realize capital gains that impact the capital gains portion of the incentive fee. In this respect, the impact on the capital gains realized by PTMN could be more significant if PTMN disposes of an acquired asset shortly after the closing of the transaction. Accordingly, PTMN has added disclosure to the amended Registration Statement indicating that if PTMN disposes of a significant amount of the acquired assets shortly after the closing of the transaction, it is possible that such sales could materially increase the incentive fee on any capital gains paid by PTMN to Sierra Crest.

38.	Please supplementally explain how PTMN will account for Sierra Crest’s contribution of $5 million in its accounting book of the combined entity.

Please see PTMN’s responses to Comments 13 and 37.

Senior Securities of GARS (p.152)

39.	The GARS senior securities table is showing asset coverage ratio below 150%. Please supplementally advise whether and how the ratio is consistent with the requirements of the 1940 Act.

As of March 31, 2020 and June 30, 2020, GARS had an asset coverage ratio below 150% as a result of decreases in its NAV, not as a result of any issuances of senior securities. Pursuant to Sections 18 and 61 of the 1940 Act, GARS is currently prohibited from issuing additional senior securities unless it would have an asset coverage ratio of at least 150% following such issuance. PTMN notes that pursuant to Section 18(g) of the 1940 Act, GARS’ current indebtedness is not a senior security for purposes of Section 18(a)(1)(B) and (C) of the 1940 Act and therefore there are no restrictions on the ability of GARS to pay distributions to its stockholders.

Incorporation by Reference for PTMN (p.201); Incorporation by Reference for GARS (p.202)

40.

The Staff notes that Form N-14 and the Securities Offering Reform do not provide for forward incorporation by reference. Please remove disclosure regarding forward incorporation by reference or provide authority to forward incorporate into the Registration Statement.

PTMN removed the relevant disclosure in accordance with the Staff’s comment.

Annex A—Merger Agreement (p.AA-1)

41.	Please advise why the Amended and Restated Certificate of Incorporation of GARS is included as an Appendix to the Registration Statement since it is the target company.

PTMN notes that the Amended and Restated Certificate of Incorporation of GARS (the “Amended GARS Certificate of Incorporation”) is included in the joint proxy statement/prospectus because it is Exhibit A to the Merger Agreement, which is included as Annex A to the joint proxy statement/prospectus. The Amended GARS Certificate of Incorporation is included as part of the Merger Agreement because it is referenced in Section 1.4 therein.

Part C (p.C-1)

42.	Please file the necessary opinions and proxy cards as exhibits under “Other Information-Item 16. Exhibits” section.

PTMN confirms that it has filed necessary opinions and proxy cards as exhibits under “Other Information-Item 16. Exhibits” section in an amended Registration Statement filing.

43.	Please confirm the Annex reference to the KBW opinion in Exhibit 17(c) and re-file with the correct reference.

PTMN confirms that it has re-filed Exhibit 17(c) with the correct Annex reference (Annex B) to the KBW opinion in an amended Registration Statement filing.

* * * * *

Please do not hesitate to call me at (202) 636-5592 or Rajib Chanda at (202) 636-5543 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Grigoriou

cc:	Rajib Chanda, Simpson Thacher & Bartlett LLP Jonathan L. Corsico, Simpson Thacher & Bartlett LLP William J. Tuttle, Proskauer Rose LLP Erin M. Lett, Proskauer Rose LLP